SO
3/3/03

03002337

VF 3-3-03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2003 SEC PROCESSING SECTION WASH, D.C. 155

SEC FILE NUMBER
8- 23852

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wilshire Associates Incorporated

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1299 Ocean Avenue, Suite 700
(No. and Street)

Santa Monica, (City) CA (State) 90401-1085 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

San Slawson (310) 260-6629
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

355 S. Grand Avenue (Address) Los Angeles, (City) CA (State) 90071 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, San Slawson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Wilshire Associates Incorporated, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

(no exceptions)

LUCY S. JAUREGUI
Commission # 1287702
Notary Public - California
Los Angeles County
My Comm. Expires Jan 16, 2005

Signature

Treasurer

Title

Notary Public

State of California } ss.
County of Los Angeles

Subscribed and sworn to (or affirmed) before me this 25th day of February 2003 by San Slawson

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
_ (m) A copy of the SIPC Supplemental Report. (Not Applicable)
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Independent Auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WILSHIRE ASSOCIATES INCORPORATED

Table of Contents

KPMG

355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Board of Directors
Wilshire Associates Incorporated:

We have audited the accompanying statement of financial condition of Wilshire Associates Incorporated as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts, and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wilshire Associates Incorporated as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 25, 2003

WILSHIRE ASSOCIATES INCORPORATED

Statement of Financial Condition

December 31, 2002

Assets

Cash	$	2,440,836
Cash, segregated and on deposit for regulatory purposes		300,000
Securities owned, at fair value		20,920,541
Investments, at fair value		1,692,838
Deposits with clearing organizations		1,041,147
Receivables from:		
Brokers		2,058,974
Customers (net of allowances of $30,000)		10,735,243
Related companies		1,359,595
Other		129,060
Memberships in exchanges, at cost (fair value of $2,013,000)		358,200
Property and equipment (net of accumulated depreciation of $10,269,371)		5,953,233
Other assets		1,370,032
	$	48,359,699

Liabilities and Stockholders' Equity

Liabilities:		
Payables to:		
Clearing organizations	$	342,979
Customers		236,569
Related company		36,514
Accounts payable and accrued expenses		4,293,539
Deferred rent		601,556
Note payable		9,000,000
		14,511,157
Stockholders' equity:		
Common stock, no par value. Authorized 1,000,000,000 shares; issued and outstanding 13,467,931 shares		32,027,336
Retained earnings		1,821,206
Total stockholders' equity		33,848,542
Commitments and contingent liabilities		
	$	48,359,699

See accompanying notes to statement of financial condition.

(1) Organization and Nature of Business

Wilshire Associates Incorporated (the Company) operates as a registered broker-dealer in securities under the Securities Exchange Act of 1934, as a financial advisor, and as a registered investment advisor. The Company also provides investment products and services, including investment consulting, asset management, mutual fund management, and analytical tools. The Company is a member organization of the New York, American, and Cincinnati Stock Exchanges.

(2) Summary of Significant Accounting Policies

(a) Cash, Segregated and on Deposit for Regulatory Purposes

Cash, segregated and on deposit for regulatory purposes consists of cash held in a reserve bank account. The amount of cash held on deposit is stipulated under the reserve requirement pursuant to Rule 15c3-3 of the Securities and Exchange Commission.

(b) Securities Owned

Securities owned, at fair value, consist primarily of money market funds which are valued at fair value, which approximates cost.

(c) Investments

Investments, at fair value, consist of investments in affiliated mutual funds, which are valued at fair value based on available quoted prices.

(d) Receivables from Brokers and Payables to Clearing Organizations

Amounts receivable from brokers and amounts payable to clearing organizations result from the Company's normal trading activities. Payables to clearing organizations represent the contract value of securities which have not been delivered on or before the settlement date.

(e) Allowance for Doubtful Accounts

Anticipated uncollectible accounts are provided for on the allowance method based on historical experience and management's evaluation of outstanding accounts receivable.

(f) Memberships and Exchanges, at Cost

The exchange memberships are recorded at cost. In the event that management determines there has been an other than temporary impairment in the value of the exchange memberships, the carrying value will be written down to reflect management's estimate of the value.

(g) Property and Equipment

Additions to property and equipment are stated at cost. Depreciation is computed using straight-line and accelerated methods at rates calculated to amortize cost over the estimated useful lives of the respective assets. Upon sale or retirement of such assets, the related cost and accumulated depreciation are eliminated from the accounts, and gains or losses are reflected in income. Repair and maintenance expenditures not anticipated to extend asset lives are charged to income as incurred.

Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

(h) ***Fair Value of Financial Instruments***

All of the Company's financial instruments are carried at fair value, based on publicly reported bid and asked quotations or amounts approximating fair value. Assets, including cash and certain receivables, are carried at fair value or contracted amounts which approximate fair value due to the short period of maturity. Similarly, liabilities, including subordinated liabilities and certain payables, are carried at amounts approximating fair value.

(i) ***Income Taxes***

The Company has elected S Corporation status for federal tax purposes, whereby the Company's taxable income is reported by the Company's stockholders. Where permitted, the Company has elected S Corporation status for state purposes. Nonetheless, the Company is subject to various state and local income and franchise tax jurisdictions. Income taxes consist of state and local income taxes.

(j) ***Use of Estimates***

In preparing the financial statements, management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition. Actual results could differ from those estimates.

(3) Property and Equipment

At December 31, 2002, property and equipment consists of the following:

		Carrying value	Accumulated depreciation	Net
Furniture and equipment	$	9,253,157	(6,721,554)	2,531,603
Leasehold improvements		6,678,400	(3,547,817)	3,130,583
Construction in progress		291,047	—	291,047
Total	$	16,222,604	(10,269,371)	5,953,233

(4) Futures Contracts

The Company is a party to futures contracts which involve off-balance sheet risk. These contracts are entered into in the normal course of business and as a means to manage the Company's exposure to market fluctuations. These instruments involve, to a varying degree, elements of credit, interest rate, and market risk in excess of the amounts recognized in the financial statements.

Upon entering into a futures contract, the Company is required to deposit either cash or securities in an amount equal to a certain percentage of the contract value. At December 31, 2002, the Company has collateral on deposit with the broker in the amount of $2,055,064. Subsequent payments are made or received based on changes in these contract values and are recorded by the Company as part of gain/loss on investments.

Risks of entering into futures contracts include the possibility that there may be an illiquid market and that a change in the value of the contract may not correlate with changes in the value of the underlying securities.

The Company had no open futures contracts as of December 31, 2002.

(5) Total Return Swaps

The Company had entered into certain total return swap agreements in fiscal year 2000 as part of its investment trading strategy. Swaps involve commitments to exchange components of income (generally returns) pegged to the underlying assets based on a notional principal amount. The Company terminated its swap contracts in April 2002.

(6) Credit Agreements

As of December 31, 2002, the Company had in place the following lines of credit:

Issuer	Credit line	Maturity date	Borrowings as of December 31, 2002	Interest rate
Citicorp USA, Inc.	$ 75,000,000	None	$ 9,000,000	2.99%
Comerica	10,000,000	October 1, 2003	—	N/A
			$ 9,000,000	

In connection with the Comerica line of credit, the Company pays a 0.125% fee of the average unused line of credit.

(7) Subordinated Debt

The Company had four subordinated loan agreements with Prudential Insurance Company (Prudential) for $10,000,000, $5,000,000, $10,000,000, and $10,000,000, respectively, which bore interest at rates of 8.81%, 10.56%, 10.56%, and 10.56%, respectively, and were scheduled to mature on October 12, 2004, September 5, 2003, September 5, 2005, and September 5, 2006, respectively. The Company terminated the four subordinated loan agreements in April 2002. In connection with the termination, the Company incurred a prepayment fee.

(8) Related Party Transactions

The Company has an agreement with a corporation owned by the Company's majority stockholder to sell up to a maximum of $8,000,000 of its accounts receivable without recourse. As collections reduce the receivables sold, additional receivables are sold up to the maximum amount. The Company retains administrative and collection responsibility. At December 31, 2002, the Company had $113,761 in sold receivables.

As of December 31, 2002, the Company had recorded investments of $1,678,690 and $14,148 in Wilshire Private Market Funds and Wilshire Public Fiduciary Funds, respectively, for which the Company serves as investment advisor. The investments in these private funds are recorded at cost, which approximates fair value.

(9) Note Receivable from Related Company

The Company had a note receivable from a corporation owned by the Company's majority stockholder. The note bore interest at a rate of 10% and matured and was repaid in August 2002.

(10) Commitments and Contingencies

Lease Commitments

The Company is obligated under various operating leases for office space and equipment.

Future minimum annual lease payments under these agreements are as follows:

2003	$	5,153,297
2004		4,683,561
2005		4,789,730
2006		4,957,175
2007		5,027,125
Thereafter		23,967,032
Total lease commitments	$	48,577,920

(11) Employee Benefit Plan

The Company maintains the Wilshire Associates Incorporated 401(k) Employee Savings Plan pursuant to Section 401(k) of the Internal Revenue Code (the Code) covering most of its employees. Participants may contribute a percentage of compensation each year not to exceed the maximum allowed under the Code.

(12) Credit Risk and Off-Balance Sheet Risk

In the normal course of business, the Company is involved in the execution of various customer securities transactions. Securities transactions are subject to the risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. The settlement of these transactions is not expected to have a material effect upon the Company's financial statements.

(Continued)

The Company maintains cash in several banks in excess of the amount guaranteed by the Federal Deposit Insurance Corporation.

(13) Stockholders' Equity

During 2002, the board of directors authorized the sale of additional shares of the Company's common stock to various employees and directors at fair value, which is determined by management. Based on the board authorization, 1,127,636 additional shares of common stock were issued in 2002.

(14) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

The alternative method prohibits withdrawal of equity capital or payment of cash dividends if net capital does not exceed 5% of aggregate debit items and also prohibits withdrawal of subordinated capital if net capital does not exceed 4% of aggregate debit items. At December 31, 2002, the Company had net capital of $12,325,730, which was 2,436% of aggregate debit items, and $12,075,730 in excess of the $250,000 required minimum net capital at that date.

(15) Subsequent Events

In January 2003, the Company paid dividends of $706,317 which related to 2002 operations.